FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of October, 2002

                              STELMAR SHIPPING LTD.
                 (Translation of registrant's name into English)

                                  Status Center
                                 2A Aeros Street
                             Vouliagmeni, GR, 16671
                                 Athens, Greece
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F |X| Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Set forth herein is a copy of the First Quarter 2002 Report to Shareholders of Stelmar Shipping Ltd. (the "Company"), which is being submitted to the Commission for the sake of good order.

          Please note that the Second Quarter 2002 Report to Shareholders of the Company was previously filed on August 23, 2002 (SEC File No. 001-15176).

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The Company is a leading provider of international transportation services of refined petroleum products and crude oil to major oil companies, major oil traders, and government agencies. The Company's fleet, as of March 31, 2002, consisted of 27 vessels including two Panamax tankers scheduled for delivery in the second quarter of 2002.

The total cargo carrying capacity of the fleet as of March 31, 2002 was approximately 1.5 million dwt.

During the period ended March 31, 2002, approximately 89% of the Company's net revenue (revenue from vessels, minus voyage expenses) was derived from time charter contracts as opposed to 91% during the same period last year. Time charter is a method of employment whereby vessels are chartered to customers for a fixed period of time and at a fixed rate. The Company predominantly trades its vessels under this method of employment. The balance of the revenue for the periods ended March 31, 2002 and 2001 was derived under voyage charters in the spot market. The focus on time charters contributes to the low volatility of the Company's revenue, cash flow from operations and net income.

The Company's existing fleet will continue to be employed predominantly under time charters in the forthcoming year. The remaining two Panamax tankers to be delivered during the second quarter of 2002 have already been secured on two-year time charters. More specifically, 77% and 43% of the fleet's capacity, in terms of net operating days, for 2002 and 2003, respectively, are expected to be covered by time charters.

The tanker industry has historically been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply and demand of vessel capacity. During the first quarter of 2002, tanker charter rates remained depressed at levels similar to those experienced in the previous quarter.

The time charter strategy has provided the Company with significant insulation from the general market decline. The average time charter equivalent rate we achieved during the three month period ended March 31, 2002 was lower than the equivalent average during the same period in 2001 by approximately 6%. However, the extent of the decline was much less than the general decline of the market rates during the same periods.

Recent Developments

   Agreements to Purchase Two Modern Secondhand Handymax Tankers and Two Newly
      Built Panamax Tankers Through the Proceeds of the Follow-On Offering

The Company, in view of its contemplated follow-on offering scheduled to be completed in April 2002, is planning to sell 4,300,000 million shares and plans to use the net proceeds to fund the acquisition of two modern secondhand Handymax tankers and two newly-built Panamax tankers, already sister-ships to the ones delivered during the first quarter of 2002.

Each of the newly-built Panamax tankers has a cargo carrying capacity of 69,697 dwt and were built in 2002. The two newly-built Panamax tankers are fixed on five year time charters.

Each of the two modern secondhand Handymax tankers has a cargo carrying capacity of approximately 47,000 dwt and were built in 1998. Both Handymax tankers currently trade in the spot market.

In the second quarter of 2002 we also expect to take delivery of the last two Panamax newbuildings that we had contracted to have built in July 2000. In this respect, the Rubymar and the Rosemar, upon their delivery, will immediately enter two-year time charters earning a daily charterhire rate of $17,500 each. The cost of these two newly-built Panamax tankers will be funded with pre-arranged debt and the balance from retained earnings.

Interest Rate Swaps

On October 10, 1999, the Company concluded an interest rate cap agreement for a period of six years (through October 10, 2005) for an amount of $15.0 million. Under this agreement, the Company is covered for interest rates up to the London Interbank Offering Rate, or LIBOR, of 7%. For this coverage the Company collected in 1999 an amount of $347,000, which is included in other, net in the 1999 consolidated financial statements. Since then, as LIBOR has not exceeded 7%, there was no charge for the Company with respect to this interest rate cap agreement.

On October 26, November 30, and December 20, 2000 the Company concluded three interest rate swap agreements (the first two with effective dates of December 11, 2000 and the third with an effective date of March 12, 2001) for a period of five years (through September 12, 2005) for amounts of $14.0 million, $10.0 million and $31.5 million, respectively. Under these agreements, the Company has fixed its interest rates at 6.50%, 6.45% and 5.88%, respectively.

On November 28, 2001, the Company concluded two interest rate swap agreements with effective dates of December 17, 2001 and December 18, 2001, respectively. The first is for a period of three years for an amount of $16.8 million and the second for a period of five years for an amount of $18.2 million. Under these agreements the Company has fixed its interest rates at 4.25% and 4.77%, respectively.

The remaining nominal amount of all these interest rate swap agreements as of March 31, 2002 was $85.2 million. The annual amounts to mature over the next six years are as follows:

o 2002--$6.8 million (average swap rate 5.20%)
o 2003--$8.4 million (average swap rate 5.06%)
o 2004--$18.5 million (average swap rate 4.70%)
o 2005--$42.2 million (average swap rate 5.60%)
o 2006--$9.3 million (average swap rate 4.80%)

Critical Accounting Policies

Impairment

The U.S. Financial Accounting Standards Board issued SFAS 121 "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of," which requires that long-lived assets and certain identifiable intangibles held and used or to be disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized, when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset.

Estimates of cash flows from future operations are made based upon management's expectations of future market conditions over the life of the various ships. For the three month periods ended March 31, 2002 and 2001 no impairment loss was recognized.

Accounting for Dry Docking

Dry-docking costs are carried out approximately every two and a half or five years, as applicable, depending on the vessel's age and typically coincide with the validity of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. These costs are deferred and amortized over a period to the next dry-docking. Unamortized dry-docking costs of vessels sold are written off to income in the year of the vessels' sale.

Dry-docking costs have several aspects including the replacement of worn components, the installation of items or features that are required by new maritime regulations, and the installation of new equipment or features that might increase efficiency or safety. Such expenditures do maintain the vessel and preserve its useful life, which is 25 years.

Accounting for Revenue and Expenses

Freight and hire revenue and related voyage expenses, as well as applicable address and brokerage commissions, are recorded on a pro rata basis over the period of the voyage or time charters. Vessel operating expenses are accounted for on an accrual basis. Unearned revenue represents revenue applicable to periods after each period or year-end.

We reviewed the criteria set forth in Staff Accounting Bulletin ("SAB") 101, Revenue Recognition, issued in November 1999, by the United States Securities and Exchange Commission ("SEC"), which presents the SEC's position in relation to when it is appropriate for a registrant to recognize revenue and believe our policy for revenue recognition to be in accordance with SAB 101.

Accounting for P&I Back Calls

The vessels' Protection and Indemnity (P&I) Club insurance is subject to additional premiums referred to as back calls or supplemental calls. Provision has been made for such estimated future calls, which is included in Accrued Liabilities in the consolidated balance sheets.

P&I Clubs, which provide insurance for accidents, pollution, crew, etc., assess their results each year and seek supplementary amounts from their members to cover any shortfall within the previous three years. Indications of likely supplementary calls, which are expressed as percentages of the known basic charge for the year, are notified to P&I Club members at various stages during the year and provide a reasonable basis for an accrual, although final actual calls for any given year may differ substantially from what is estimated.

Results of Operations

Three Month Period Ended March 31, 2002 Compared to Three Month Period Ended March 31, 2001

The Company recorded net income of $8.0 million, or $0.67 per fully diluted share, in the three-month period ended March 31, 2002, compared to net income of $4.0 million, or $0.72 per fully diluted share, in the three-month period ended March 31, 2001. The results for the current quarter reflect the expansion of the fleet, and the challenging market conditions of the tanker market.

Net Revenue. The Company's net revenue, on a time charter basis (revenue from vessels, minus voyage expenses), increased by 93% to $30.1 million from $15.6 million for the period ended March 31, 2001. This increase is mainly due to the expansion of the fleet as net operating days increased by 104.6% to 1,987 days from 971 days over the same quarter last year. However the Company's average TCE rate in the current quarter decreased by 5.77% to $15,120 from $16,046 over the same quarter last year, reflecting the challenging market conditions faced by the Handymax fleet of the Company. The fleet's utilization deteriorated to 94.5% from 98.1% over the same quarter last year due the dry-docking of certain vessels.

In particular, the average TCE rate of the Company's Handymax fleet in the current quarter decreased by 6.57% to $13,664 from $14,625 in the same quarter of 2001. The Handymax fleet experienced 115 off-hire days during 2002 mainly due to the scheduled drydockings, as compared to 16 days in 2001. The Handymax fleet accounted for 61.8% of the Company's net revenue during the current period as opposed to 40.7% during the previous period. The net revenue generated under time charters accounted for 81.7% of the Handymax fleet's net revenue during the current quarter as compared to 78.1% in the same quarter last year. At March 31, 2002, thirteen of the Company's seventeen Handymax tankers were operating under time charters.

In particular, the average TCE rate of the Company's Panamax fleet in the current quarter increased by 6.91% to $17,907 from $16,750 in the same quarter last year. The Panamax fleet had no off-hire days in the current quarter and in the same quarter last year. The Panamax fleet accounted for 16.0% of the Company's net revenue during the current quarter as compared to 19.3% during the same quarter last year. The entire net revenue of the Panamax fleet was generated from time charters during 2002 and 2001. At March 31, 2002, all of the Company's Panamax fleet was operating under time charters.

In particular, the average TCE rate of the Company's Aframax fleet in the current quarter increased by 6.58% to $18,561 from $17,416 in the same quarter last year. The Aframax fleet had 1 off-hire day during the quarter as compared to 3 days in the same quarter last year. The Aframax fleet accounted for 22.2% of the Company's net revenue during the current quarter as compared to 40.0% in the same quarter last year. The entire net revenue of the Aframax fleet was generated under time charters during the current quarter and in the same quarter last year. At March 31, 2002, all of the Company's Aframax fleet was operating under time charters.

Vessel Operating Expenses. The Company's vessel operating expenses, which mainly consist of crewing, repairs and maintenance, spare parts, insurance, stores and lubricants increased 128.6% to $8.0 million in the current quarter from $3.5 million in the same quarter last year, mainly due to the expansion of the fleet together with higher repair and maintenance costs. The operating expenses per ship per day increased 7.78% to $3,808 in the current quarter from $3,533 during the same quarter last year.

Depreciation. The Company's depreciation expense increased 105.7% to $7.2 million in the current quarter as compared to $3.5 million in the same quarter last year. The increase was the result of the fleet expansion during the current quarter.

Amortization of Deferred and Dry-Docking Costs. The Company's amortization of deferred and dry-docking expenses increased 100% to $0.4 million in the current quarter from $0.2 million in the same quarter last year.

General and Administrative Expenses. The Company's general and administrative expenses increased 100% to $1.4 million for the current quarter as compared to $0.7 million in the same quarter last year. This increase resulted principally from increased staff and additional administrative costs in connection with the operation of our larger fleet and duties typically associated with public companies. In addition, since the beginning of 2002, the Company changed its practice of accruing for senior officers and employees performance bonuses to a quarterly basis rather than at year-end. In this respect, the current quarter was burdened with $0.14 million. The overhead burden per ship per day, however, decreased 4.2% to $675 during the current quarter from $705 during the same quarter last year. The effect of the accounting change of accruing bonuses was $66.6 per ship per day.

Interest Expense, net. The Company's interest expense increased 25% to $4.0 million in the current quarter as compared to $3.2 million from the same quarter last year. The increase in the average loan balances outstanding, resulting from our fleet expansion, was to a certain extent offset by the decrease of US dollar market interest rates over the same quarter last year.

Liquidity and Capital Resources

As of March 31, 2002, the Company's cash position decreased to $17.3 million, from $34.4 million as of December 31, 2001.

Net cash flow from operating activities increased to $16.8 million in the three-month period ended March 31, 2002, from $8.3 million in the previous period, mainly reflecting the expansion of the fleet

During the three-month period ended March 31, 2002, the Company incurred capital expenditures for vessel acquisitions and maintenance in the amount of $78.1 million. This capital expenditure included $9.9 million representing advances for the two newly-built Panamax tankers under construction, the Rubymar and the Rosemar (both scheduled for delivery during the second quarter of 2002) and $68.2 million representing the delivery installments of the first two Panamax tankers, the Pearlmar and the Jademar, delivered from the yard during the first quarter and the newly built Handymax tanker, the Ambermar.

The Company's scheduled debt repayments were $6.5 million as compared to $4.1 million in the same quarter last year. The Company, during the three-month period ended March 31, 2002, increased its borrowings by $51.1 million to finance the delivery of the newly constructed Panamax and Handymax tankers and to fund the stage payments to the yard of the remaining two Handymax tankers pending delivery. In this respect, the Company borrowed $27 million to take delivery of the two Panamax tankers, the Pearlmar and the Jademar and $20.2 million to take delivery of the newly built Handymax tanker, the Ambermar. The balance of $3.9 million was used to fund the stage payments to the yard for the construction of the Rubymar and the Rosemar.

The Company's debt repayment obligations over the next ten years, excluding the financing for the vessels to be delivered in 2002 are as follows:

Year                                                                   Amount
2002 .............................................                $32.8 million
2003 .............................................                $65.8 million
2004 .............................................                $37.2 million
2005 .............................................                $56.3 million
2006 .............................................                $29.2 million
2007 .............................................                $29.3 million
2008 .............................................                $83.6 million
2009 .............................................                $13.3 million
2010 .............................................                $15.9 million
2011-2012 ........................................                $37.9 million

The 2003 repayments include balloon payments/maturities, which the Company intends to refinance in 2003.

As part of its growth strategy, the Company will continue to consider strategic opportunities, including the acquisition of additional vessels and further penetration into the Handymax and Panamax tanker markets. The Company may choose to pursue opportunities to grow through acquisition of vessels, newbuildings or fleets from other companies. The Company intends to finance any future acquisitions through various sources of capital, including internally generated cash flow, additional debt borrowings and the issuance of additional shares of common stock.

Quantitative and Qualitative Disclosures about Market Risks

Inflation

Inflation had a very moderate impact on vessel operating expenses, dry-docking expenses and corporate overhead. Management does not consider inflation to be a significant risk to costs in the current and foreseeable future economic environment. However, in the event that inflation becomes a significant factor in the world economy, inflationary pressures could result in increased operating and financing costs.

Interest Rate Fluctuation

The international tanker industry is a capital-intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with the financial markets. Increasing interest rates could adversely impact future earnings. We have entered into interest rate cap and swap agreements expiring in 2005 for approximately 20.7% of our outstanding indebtedness as of March 31, 2002.

Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase of 1% would have decreased our net income and cash flows in the current period by approximately $0.75 million based upon our debt level at March 31, 2002.

The following table sets forth our sensitivity to a 1% increase in LIBOR over the next five years on the same basis:

Net difference in Earnings and Cash Flows:

Year        Amount
----        ------
2002     $25 million
2003     $21 million
2004     $16 million
2005     $11 million
2006     $07 million

Foreign Exchange Rate Fluctuation

The international tanker industry's functional currency is the U.S. dollar and, as a result, all of our revenues are in U.S. dollars. Historically, we incur a major portion of our general and administrative expenses in Euro (formerly Greek drachmae) and British pounds sterling, while we incur a significant portion of the cost of revenues in U.S. dollars and, to a much lesser extent, other currencies. We have a policy of continuously monitoring and managing our foreign exchange exposure. We currently do not engage in any foreign currency hedging transactions, and do not believe that we need to enter into any foreign currency hedging transactions at this time.

Seasonal Variations

We operate our tankers in markets that have historically exhibited seasonal variations in demand and, therefore, charter rates. Tanker markets are typically stronger in the winter months in the Northern Hemisphere due to increased oil consumption. In addition, unpredictable weather patterns in the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities.

STELMAR SHIPPING LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31,  2001 AND MARCH 31, 2002
(Expressed in thousands of U.S. Dollars)

ASSETS                                                                             2001         2002
------                                                                         ------------  ---------
CURRENT ASSETS:
     Cash and cash equivalents                                                  $  34,417    $  17,326
                                                                                ---------    ---------
     Accounts receivable-
       Trade                                                                        7,678        6,283
       Other                                                                        1,464        1,723
                                                                                ---------    ---------
                                                                                    9,142        8,006
                                                                                ---------    ---------

     Inventories                                                                    1,380          942
     Prepayments and other                                                          1,225        1,420
                                                                                ---------    ---------

           Total current assets                                                    46,164       27,694
                                                                                ---------    ---------

FIXED ASSETS:
     Advances for vessel acquisition / under construction (Note 3)                 46,558       26,541
                                                                                ---------    ---------

     Vessels (Note 2c)                                                            569,975      668,130
     Accumulated depreciation (Note 2c)                                           (78,152)     (85,337)
                                                                                ---------    ---------
           Net Book Value                                                         491,823      582,793

     Property and equipment, net                                                      817          955
                                                                                ---------    ---------

           Total fixed assets                                                     539,198      610,289
                                                                                ---------    ---------

DEFERRED CHARGES, net                                                               6,820        7,710
                                                                                ---------    ---------

                                                                                ---------    ---------

           Total assets                                                         $ 592,182    $ 645,693
                                                                                =========    =========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
     Current portion of long-term debt (Note 4)                                 $  40,332    $  42,957
                                                                                ---------    ---------

     Accounts payable-
       Trade                                                                        4,906        5,868
       Other                                                                           65           42
                                                                                ---------    ---------
                                                                                    4,971        5,910
                                                                                ---------    ---------

     Accrued liabilities                                                            2,023        1,228
     Accrued bank interest (Note 4)                                                 2,589        4,622
     Financial instruments fair value (Notes 2e, 2f and 12)                         2,500        2,400
     Unearned revenue                                                               3,459        2,282

                                                                                ---------    ---------

           Total current liabilities                                               55,874       59,399
                                                                                ---------    ---------

LONG-TERM DEBT, net of current portion (Note 4)                                   326,862      368,784
                                                                                ---------    ---------

CONTINGENCIES (Note 8)

STOCKHOLDERS' EQUITY:
     Preferred stock, $ 0.01 par value; 20,000,000 shares authorized, none issued
     Common stock, $ 0.02 par value; 25,000,000 shares authorized;
     3,824,750 and 11,874,750 issued and outstanding at  December 31,
     2001 and March 31, 2002, respectively (Note 6)                                   237          237
     Additional paid-in capital                                                   149,970      150,174
     Accumulated other comprehensive income / (loss) (Note 2e, 2f and 12)          (2,594)      (2,494)
     Retained earnings                                                             61,835       69,593
                                                                                ---------    ---------

           Total stockholders' equity                                             209,448      217,510
                                                                                ---------    ---------

           Total liabilities and stockholders' equity                           $ 592,184    $ 645,693
                                                                                =========    =========

The accompanying notes are an integral part of these consolidated balance sheets.

STELMAR SHIPPING LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2002 AND 2001
(Expressed in thousands of U.S. Dollars - except per share data)

                                                       2001            2002
                                                   ------------    ------------

REVENUES:
Revenue from vessels (Notes 1 and 2t)              $     16,148    $     32,528
     Commissions                                           (349)           (711)
                                                   ------------    ------------
         Revenue from vessels, net                       15,799          31,817
                                                   ------------    ------------

EXPENSES:
     Voyage expenses                                        573           2,476
     Vessel operating expenses                            3,498           8,009
     Depreciation (Note 2c)                               3,515           7,173
     Amortization of deferred charges                       221             423
     General and administrative expenses                    712           1,440
                                                   ------------    ------------
     Operating income                                     7,280          12,296
                                                   ------------    ------------

OTHER INCOME (EXPENSES):
     Interest and finance costs, net (Note 4)            (3,248)         (4,002)
     Foreign currency losses                                (49)            (23)
     Other, net                                             (13)           (309)

                                                   ------------    ------------
     Total other income (expenses), net                  (3,310)         (4,334)
                                                   ------------    ------------

     Income before income taxes                           3,970           7,962

     Provision for income taxes (Note 11)                    --              --
                                                   ------------    ------------

Net Income                                         $      3,970    $      7,962
                                                   ============    ============

Earnings per share, basic (Notes 2d and 7)         $       0.72    $       0.67
                                                   ============    ============

Weighted average number of shares, basic              5,535,861      11,874,750
                                                   ============    ============

Earnings per share, diluted (Notes 2d and 7)       $       0.72    $       0.67
                                                   ============    ============

Weighted average number of shares, diluted            5,535,861      11,962,383
                                                   ============    ============

The accompanying notes are an integral part of these consolidated statements.

STELMAR SHIPPING LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
AND FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2002 AND 2001
(Expressed in thousands of U.S. Dollars)

                                                                                  2001        2002
                                                                                --------    --------
Cash Flows from Operating Activities:

     Net income                                                                 $  3,970    $  7,962
     Adjustments to reconcile net income to net cash
     provided by operating activities:
          Depreciation                                                             3,515       7,173
          Amortization of deferred dry-docking costs                                 221         423
          Amortization of other financing costs                                       13          51
          Interest expense                                                         3,235       4,002
     Change in non cash working capital items related to operating activities     (2,550)     (1,621)
          Payments for dry-docking                                                   (99)     (1,184)
     Translation adjustment                                                           --          --
                                                                                --------    --------

Net Cash from Operating Activities                                                 8,305      16,806
                                                                                --------    --------

Cash Flows from (used in) Investing Activities:
          Advances for vessels acquisition-vessels under construction            (47,386)     (9,887)
          Vessel acquisitions and/or  improvements                                   (80)    (68,239)
          Capital expenditure for property and equipment                             (69)       (138)
                                                                                --------    --------
Net Cash from (used in) Investing Activities                                     (47,535)    (78,264)
                                                                                --------    --------

Cash Flows from (used in) Financing Activities:
          Proceeds from long-term debt                                            15,109      51,060
          Principal payments of long-term debt                                    (4,137)     (6,513)
          Contribution to paid-in capital                                         88,997          --
          Payments for loan fees and other financing costs                          (453)       (180)
                                                                                --------    --------
Net Cash from (used in) Financing Activities                                      99,516      44,367
                                                                                --------    --------

Net increase in cash and cash equivalents                                         60,286     (17,091)
Cash and cash equivalents at beginning of period                                  26,464      34,417
                                                                                --------    --------

Cash and cash equivalents at end of period                                      $ 86,750    $ 17,326
                                                                                ========    ========

The accompanying notes are an integral part of these consolidated statements.

STELMAR SHIPPING LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001 AND THE THREE
MONTH PERIOD ENDED MARCH 31, 2002
(Expressed in thousands of U.S. Dollars)

                                                                                                          Accumulated
                                                                                                             Other
                                                                                                           Comprehen-
                                           Comprehen-                Additional                Retained       sive
                                              sive       Capital      Paid-in       IPO        Earnings     Income /
                                             Income       Stock       Capital     Expenses     (Deficit)     (Loss)       Total
                                           ---------    ---------    ---------    ---------    ---------  -----------   ---------
BALANCE, December 31, 2000                                     76       55,064           --       34,653         (227)     89,566

                                                        ---------    ---------    ---------    ---------  -----------   ---------

   Cummulative effect of measurement of
     Fair value of financial instruments
     at January 1, 2001                         (561)                                                            (561)       (561)

   Issuance of common stock                                   161       96,438           --           --           --      96,599

   Expenses related to the issuance of
     common stock                                              --           --       (8,363)          --           --      (8,363)

   Reinvestment of earnings                                    --        6,831           --       (6,831)          --          --

   Net income                                 34,566           --           --           --       34,013           --      34,013

   Other comprehensive income
   - Fair value of financial instruments      (1,939)          --           --           --           --       (1,939)     (1,939)
   - Currency translation adjustments            133           --           --           --           --          133         133
                                           ---------
   Comprehensive income                    $  32,760
                                           =========    ---------    ---------    ---------    ---------  -----------   ---------

BALANCE, December 31, 2001                              $     237    $ 158,333    $  (8,363)      61,835  $    (2,594)  $ 209,448
                                                        ---------    ---------    ---------    ---------  -----------   ---------

   Issuance of common stock                                    --           --           --           --           --          --

   Expenses related to the issuance of
     common stock                                              --           --           --           --           --          --

   Reinvestment of earnings                                    --          204           --         (204)          --          --

   Net income                                  7,962           --           --           --        7,962          --        7,962

   Other comprehensive income
   - Fair value of financial instruments         100           --           --           --           --         100          100
   - Currency translation adjustments             --           --           --           --           --          --           --
                                           ---------
   Comprehensive income                    $   8,062
                                           ---------    ---------    ---------    ---------    ---------   ---------    ---------

BALANCE, March 31, 2002                                 $     237    $ 158,537    $  (8,363)      69,593   $  (2,494)   $ 217,510
                                                        =========    =========    =========    =========   =========    =========

The accompanying notes are an integral part of these consolidated statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND MARCH 31, 2002
(Expressed in thousands of U.S. Dollars--expect per share data unless otherwise stated)

1.   Basis of Presentation and General Information:

     The accompanying consolidated financial statements include the accounts of Stelmar Shipping Ltd. (the "Holding Company") formerly Stelships Inc. and its wholly owned subsidiaries (the "Company"). The Holding Company was formed in January 1997, under the laws of Liberia and became the sole owner of all outstanding shares of Martank Shipping Holdings Ltd. and its subsidiaries and Marship Tankers (Holdings) Ltd. and its subsidiaries, Stelmar Tankers (Management) Ltd. and Stelmar Tankers (UK) Ltd. All of the above mentioned companies share common ownership and management.

     (a) Ship-owning Companies directly owned by the Holding Company: The Holding Company, subsequent to December 31, 1997, acquired, directly, the share capital of the following ship owning companies:

                                                            Vessel Name
                             Country of        Date of         or
             Company        Incorporation   Incorporation   Hull Number       Flag         Dwt
             -------        -------------   -------------   -----------       ------     -------
     Keymar Ltd.            Liberia         July 1998       Keymar            Cyprus      95,822
     Takamar Ltd.           Liberia         July 1998       Takamar           Panama     104,000
     Primar Shipping Ltd.   Liberia         May 1993        Primar            Cyprus      39,521
     Palmar Maritime Ltd.   Liberia         July 1993       City University   Cyprus      39,729
     Luxmar Ltd.            Liberia         February 2001   Luxmar            Panama      45,999
     Rimar Ltd.             Liberia         February 2001   Rimar             Panama      45,999
     Limar Ltd.             Liberia         February 2001   Limar             Panama      46,170
     Almar Ltd.             Liberia         February 2001   Almar             Panama      46,162
     Jamar Ltd.             Liberia         February 2001   Jamar             Panama      46,100
     Camar Ltd.             Liberia         February 2001   Camar             Panama      46,100
     Promar Ltd.            Liberia         February 2001   Promar            Panama      39,989
     Ermar Ltd.             Liberia         February 2001   Ermar             Panama      39,977
     Allenmar Ltd.          Liberia         February 2001   Allenmar          Panama      41,570
     Capemar Ltd.           Liberia         February 2001   Capemar           Panama      37,615
     Petromar Ltd.          Liberia         May 2001        Petromar          Panama      35,768
     Ambermar Ltd.          Liberia         December 2001   Ambermar          Panama      35,700
     Pearlmar Ltd.          Liberia         July 2000       Pearlmar          Cyprus      69,697
     Jademar Ltd.           Liberia         July 2000       Jademar           Cyprus      69,697
     Rubymar Ltd.           Liberia         July 2000       Rubymar           Cyprus      69,697
     Rosemar Ltd.           Liberia         July 2000       Rosemar           Cyprus      69,697
                                                                                       ---------
                                                                                       1,065,009
                                                                                       =========

     (b) Martank Shipping Holdings Ltd. ("Martank"): Martank was formed in March 1993, under the laws of the British Virgin Islands and is the sole owner of the shares of the following ship owning companies:

                                                            Vessel Name
                             Country of        Date of         or
             Company        Incorporation   Incorporation   Hull Number        Flag        Dwt
             -------        -------------   -------------   -----------       ------     ------
     Ariel Shipping
     Corporation            Liberia         January 1993    Fulmar            Cyprus     39,521
     Colmar Ltd.            Liberia         July 1993       Colmar            Cyprus     39,729
     Nedimar Ltd.           Liberia         October 1993    Nedimar           Cyprus     46,821
     Kliomar Ltd.           Liberia         August 1997     Kliomar           Cyprus     96,088
     Polmar Ltd.            Liberia         October 1997    Polys             Cyprus     68,623
     Cleliamar Ltd.         Liberia         October 1994    Cleliamar         Cyprus     68,623
     Jacamar Ltd.           Liberia         January 1999    Jacamar           Panama    104,024
                                                                                        -------
                                                                                        463,429
                                                                                        =======

     (c) Stelmar Tankers (Management) Ltd. (the "Manager"): The Manager was formed in September 1992 under the laws of Liberia as Blue Wave Tankers and was renamed to Stelmar Tankers (Management) Ltd. in February 1993. Since then it has had an office in Greece established under the provisions of Law 89 of 1967, as amended, and as such is not subject to any income taxes in Greece. The Manager provides the vessels with a wide range of shipping services such as technical support and maintenance, insurance consulting, financial and accounting services, for a fixed monthly fee per vessel, which has been eliminated for consolidation purposes.

     (d) Stelmar Tankers (UK) Ltd.: Stelmar Tankers (UK) Ltd. was formed in June 1992, under the laws of the United Kingdom to provide the Company with sale, purchase and chartering services, in exchange for a commission which is charged in accordance with accepted industry standards. Such commission has been eliminated for consolidation purposes.

     (e) Marship Tankers (Holdings) Ltd. ("Marship"): Marship was formed in August 1993, under the laws of the British Virgin Islands and was the sole owner of the shares of Primar Shipping Ltd. and Palmar Maritime Ltd. Following the transfer of the ownership of the aforementioned companies to the Holding Company the company has become dormant.

     The Company is engaged in the ocean transportation of petroleum cargoes world wide through the ownership and operation of the tanker vessels mentioned above.

2.   Significant Accounting Policies:

     (a) Principles of Consolidation: The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the United States generally accepted accounting principles and include for the reporting periods the accounts of the Holding Company and its wholly-owned subsidiaries referred to in Note 1 above. Certain information and footnote disclosures required by generally accepted accounting principles for complete annual financial statements have been omitted and, therefore, it is suggested that these financial statements be read in conjunction with the Company's audited financial statements for the year ended December 31, 2000 and 2001. In the opinion of the management, these financial statements reflect all adjustments (consisting only of normal recurring accruals), necessary to present fairly, in all material respects, the Company's consolidated financial position, results of operations and cash flows for the interim periods presented.

     (b) Use of Estimates: The preparation of consolidated financial statements in conformity with the United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (c) Vessels Cost: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses) and interest and supervision costs incurred during the construction periods. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels, otherwise are charged to expenses as incurred.

          Depreciation is computed using the straight-line method over the estimated useful life of the vessels (twenty-five years), after considering the estimated residual value ($0.210 per LWT ton).

     (d) Earnings per Share: Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. There were 331,500 dilative securities outstanding during the year/period presented.

     (e) Interest Rate Swap Agreements: The Company enters into interest rate swap agreements to partially hedge the exposure of interest rate fluctuations associated with its borrowings. Such swap agreements are recorded at fair market value.

          The off-balance sheet risk in outstanding swap agreements involves both the risk of a counterpart not performing under the terms of the contract and the risk associated with changes in market value. The Company monitors its positions, the credit ratings of counter parties and the level of contracts it enters into with any one party. The counter parties to these contracts are major financial institutions. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counter parties, the Company does not believe it is necessary to obtain collateral arrangements

     (f) SFAS No. 133: In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. It also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

          SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" amended the accounting and recording standards of SFAS No. 133 for certain derivative instruments and certain hedging activities as indicated below.

          SFAS No. 133, as amended by (a) SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities - Deferral" as of the effective date of FASB Statement No. 133 and (b) SFAS 138, is effective for fiscal years beginning after June 15, 2000 and cannot be applied retroactively. There were no derivative instruments of any nature open as of December 31, 2001 and March 31, 2002. Five interest rate swap agreements were open as of December 31, 2001 and March 31, 2002 and have been accounted for under SFAS 133. Such financial instruments met hedge accounting criteria and accordingly their fair market value has been included in "Other Comprehensive Income" in the accompanying December 31, 2001 and March 31, 2002 consolidated balance sheets. The company's management intention is to hold these swap agreements to maturity and accordingly the fair value reflected under "Accumulated Other Comprehensive Income (Loss)" is only for presentation purposes, as it is not expected to be materialized.

     (g) Stock-based compensation: In October 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting For Stock-Based Compensation". This statement establishes a fair value method of accounting for an employee stock option or similar equity instrument but allows companies to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting For Stock Issued To Employees". The company has elected to account for its stock-based compensation awards to employees and directors under the accounting prescribed by APB Opinion No. 25 and to provide the disclosures required by SFAS No. 123.

3.   Advances for Vessel Acquisition / Under Construction:

          During July 2000, the Company entered into an agreement with Daewoo Shipbuilding of Korea (ex Daewoo Heavy Industries) for the construction of four Panamax tankers, two of which were delivered during the quarter ended March 31, 2002 and the remaining are expected to be delivered in April 2002 and May 2002. The construction cost of the new-buildings will amount to $64,400 of which 70% will be financed from the proceeds of long-term bank loans of $45,033. The shipbuilding contract provides for stage payments of 20% in advance, 10% on keel laying, 10% on launching and 60% at delivery.

          The loans mentioned above will be drawn-down in trenches so as to coincide with the scheduled payments to the shipyard and will mature ten years from the last draw down. They will bear interest at LIBOR plus a spread and will be secured as follows:

          Pre-delivery:

          o Assignment of the shipbuilding contracts

          o Assignment of the refund guarantee to be issued by the Import Export Bank of Korea

          o Corporate guarantees

          Post-delivery:

          o First priority mortgages over the vessels

          o Assignments of earnings and insurance of the mortgaged vessels

          o Corporate guarantees.

          The loan agreements among others includes covenants requiring the borrowers to obtain the lenders' prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends (as defined in the related agreements), pay stockholders' loans, sell vessels and assets and change the beneficial ownership or management of the vessels. Also, the covenants require the borrowers to maintain a minimum hull value in connection with the vessels' outstanding loans, insurance coverage of the vessels against all customary risks and maintenance of operating bank accounts with minimum balances.

4.   Long-term Debt

     Long-term debt at December 31, 2001 and March 31, 2002 is analyzed as follows:

                                 Borrowers                    2001        2002
                                 ---------                 --------    ---------

     (a)   Ariel Shipping Corporation                         8,400       8,400
     (b)   Colmar Ltd.                                        6,400       6,400
     (c)   Primar Shipping Ltd. and Palmar Maritime Ltd.     20,776      20,081
     (d)   Nedimar Ltd.                                      17,000      17,000
     (e)   Luxmar Ltd., Limar Ltd., Camar Ltd.,
           Jamar Ltd. and Ermar Ltd.                         68,438      68,438
     (f)   Rimar Ltd., Almar Ltd., Allenmar Ltd.,
           Capemar Ltd. and Promar Ltd.                      69,875      67,750
     (g)   Petromar Ltd.                                     19,440      19,440
     (h)   Kliomar Ltd.                                      19,950      19,950
     (i)   Polmar Ltd.                                       20,475      19,550
     (j)   Cleliamar Ltd.                                    20,475      19,550
     (k)   Keymar Ltd.                                       16,153      15,795
     (l)   Takamar Ltd.                                      25,578      25,094
     (m)   Jacamar Ltd.                                      27,875      26,875
     (n)   Rosemar Ltd.                                       1,609       3,218
     (o)   Rubymar Ltd.                                       6,750       9,000
     (p)   Jademar Ltd.                                       9,000      22,500
     (q)   Pearlmar Ltd.                                      9,000      22,500
     (r)   Ambermar Ltd.                                         --      20,200
                                                           --------    --------
           Total                                            367,194     411,741
           Less- current portion                            (40,332)    (42,957)
                                                           --------    --------
           Long-term portion                                326,862     368,784
                                                           ========    ========

5.   Long-term Debt (continued):

     The above balances relate to U.S. Dollar bank loans obtained either to partially finance the acquisition of the vessels or refinance previous loans with the same banks. The balances at March 31, 2002 are repayable in various equal quarterly or semi annual installments through 2012 and balloon payments payable together with the last installments as applicable. The interest rates are based upon LIBOR plus a spread.

     The loans are secured as follows:

     o First, second, third and fourth priority mortgages over the vessels as applicable;

     o Assignments of earnings and insurance of the mortgaged vessels;

     o Pledge of shares of the borrowers; and

     o Corporate guarantees.

     The loan agreements include, among others, covenants requiring the borrowers to obtain the lenders' prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends (as defined in the related agreements), pay stockholders' loans, sell vessels and assets and change the beneficial ownership or management of the vessels. Also, the covenants require the borrowers to maintain a minimum hull value in connection with the vessels' outstanding loans, insurance coverage of the vessels against all customary risks and maintenance of operating bank accounts with minimum balances.

6.   Capital Stock:

     Capital stock is analyzed as follows:

     ---------------------------------------------------------------------------------
                                  Common   Thousands   Preferred   Thousands   Paid in
                                   Stock   of shares      Stock    of Shares   Capital
     ---------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------
     Authorized                      400      25,000         200      20,000        --
     ---------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------
     Issued and outstanding
     ---------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------
     Balance December 31, 2001       237   11,874.75          --          --   158,333
     ---------------------------------------------------------------------------------
     New investors                    --          --          --          --        --
     ---------------------------------------------------------------------------------
     Reinvestment of earnings         --          --          --          --       204
     ---------------------------------------------------------------------------------
     Balance March 31, 2002          237   11,874.75          --          --   158,537
     ---------------------------------------------------------------------------------

7.   Earnings per Common Share

     The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the periods. The computation of diluted earnings per share assumes the foregoing and the exercise of all dilative stock options using the treasury method.

8.   Contingencies:

     Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such contingent liabilities, which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements.

     The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements. A minimum of up to $ 1 billion of the liabilities associated with the individual vessels actions, mainly for sea pollution, is covered by the Protection and indemnity (P&I) Club insurance.

9.   Stock Option Plan

     As of March 31, 2002, 331,500 shares of common stock had been reserved for issuance upon exercise of the options granted to the Company's officers, key employees and directors under the 2001 Stock Option Plan (the "Plan") of the Company. The exercise price of the 323,500 shares equals $12.3 and for the 8,000 shares $13.52. The Company accounts for the Plan under APB opinion No. 25 according to which, no compensation expense was recognized during 2001 and 2002, as the exercise price was equal to the grant date fair value of these options. Under the terms of the Plan, no options can be exercised until at least two years from the closing of the offering (March 6, 2001). The plan expires 10 years from March 6, 2001.

     Compensation cost for the Plan determined according to FASB No. 123, would not significantly reduce the Company's net income and earnings per share for 2001 and 2002.

10.  Interest Rate Agreements:

     On October 10, 1999, the Company concluded an interest rate cap agreement for a period of five years (through October 10, 2005) for an amount of $15,000. Under this agreement, the Company is covered for interest rate up to LIBOR of 7%. For this coverage the Company collected in 1999 an amount of $347, which is included in other, net in the 1999 consolidated financial statements. Since then as LIBOR has not exceeded 7% there was no charge for the Company with respect to this interest rate cap agreement.

     On October 26, November 30, and December 20, 2000 the Company concluded three interest rate swap agreements (the first two with an effective date of December 11, 2000 and the third with an effective date of March 12,
     2001) for a period of five years (through December 12, 2005) for an amount of $14,000, $10,000 and $31,500, respectively. Under these agreements, the Company has fixed the interest rate at 6.50%, 6.45% and 5.88%, respectively.

     On November 28, 2001 the Company concluded two interest rate swap agreements with effective dates December 17, 2001 and December 18, 2001. The first is for a period of three years and for an amount of $16,781 and the second for a period of five years and for an amount of $18,168. Under these agreements the Company has fixed the interest rate at 4.25% and 4.765% respectively.

11.  Income Taxes:

     Liberia, Greece, Panama and Cyprus do not impose taxes on international shipping income. Under the laws of Liberia, Greece, Panama and Cyprus, the countries of the companies' incorporation and vessels' registration, the companies are subject to registration and tonnage taxes which have been included in vessel operating expenses in the accompanying consolidated statements of income.

     Stelmar Tankers (UK) Ltd. is subject to income tax in accordance with the tax laws of the United Kingdom.

     Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. All the company's ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more that 50% owned by individuals who are residents, as defined, in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S. citizens and U.S. corporations. Subject to proposed regulations becoming finalized in their current form, the management of the Company believes that by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly - traded company like the Company, the second criterion can also be satisfied based on the trading volume and ownership of the company's shares, but no assurance can be given that this will remain so in the future.

12.  Financial Instruments:

     The principal financial assets of the Company consist of cash on hand and at banks and accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term bank loans and accounts payable due to suppliers.

     (a) Interest rate risk: The Company's interest rates and long-term loans repayment terms are described in Notes 3 and 4.

     (b)  Credit risk: The credit risk is minimized  since  accounts  receivable
          from   charterers   are  presented  net  of  relevant   provision  for
          uncollectable amounts, whenever required.

     (c) Fair value: The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and liabilities approximate their respective fair values due to the short maturities of these instruments. The fair values of long-term bank loans approximate the recorded values, generally due to their variable interest rates. The fair value of the swap agreements discussed in
          Note 10 equates to the amount that would be paid by the Company to cancel the swap. Accordingly the fair market values of the swap agreements mentioned above, at December 31, 2001 and March 31, 2002, were $2,500 and $2,400, respectively.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              STELMAR SHIPPING LTD.
                                  (registrant)


Dated: 25 October, 2002                        By:/s/ Peter R. Goodfellow
                                                  ----------------------------
                                                  Name: Peter R. Goodfellow
                                                  Title: Chief Executive Officer



02509.0004 #355970